Exhibit 99.1

THIS ANNOUNCEMENT IS NOT DIRECTED AT OR INTENDED TO BE DISTRIBUTED TO PERSONS who are citizen or resident of or located in the United States of America, Switzerland, Canada, Australia, Japan, South Africa OR ANY OTHER JURISDICTION WHERE THE EXTENSION OF AVAILABILITY OF THIS ANNOUNCEMENT WOULD BREACH ANY APPLICABLE LAW OR REGULATION OF OR WOULD REQUIRE ANY REGISTRATION OR LICENCING WITHIN SUCH JURISDICTION.

Materialise to Pursue Additional Listing on Euronext Brussels and Potential ADS Buyback Program

Leuven, Belgium, October 30, 2025 — Materialise NV (Nasdaq: MTLS), a global leader in 3D-printed medical devices and software, and a pioneer in additive manufacturing software and services, today announced its plans to pursue an additional listing of its ordinary shares on Euronext Brussels, to complement the existing Nasdaq listing of its American depositary shares (ADSs) representing ordinary shares, and to launch an ADS buyback program.

“At Materialise, we are proud of our heritage and our global ambitions,” says Brigitte de Vet, CEO of Materialise. “Pursuing an additional listing on Euronext Brussels is a natural step in broadening our investor base while continuing to build on our global growth strategy. By aligning our roots with our vision, we aim to create long-term value for shareholders and support innovation across industries from healthcare to aerospace, and beyond.”

The listing is designed to further enhance Materialise’s profile and expand its investor base, reflecting the company’s commitment to both US and European investors. While the company’s Nasdaq listing remains integral to the company’s global strategy, an additional listing will allow investors in Materialise to hold and deal in shares on Euronext (and become shareholders of the company) as well as to hold and deal in ADSs on Nasdaq. The plan to pursue an additional listing represents a proactive step to connect its heritage with its global ambitions, ensuring the company’s ability to drive growth and deliver meaningful impact in multiple sectors.

A listing on Euronext Brussels may also give the company access to additional capital in the future if needed, and is intended to create additional liquidity options for shareholders of the company.

In addition, a listing on Euronext Brussels will provide Materialise with enhanced operational flexibility, including the option to initiate ADS and/or share buyback programs (see below).

No shares will be offered and no capital will be raised in connection with the listing of the company’s shares on Euronext Brussels. The listing is expected to happen on or around November 20, 2025. KBC Securities acts as the listing agent for Materialise’s listing on Euronext Brussels.

ADS buyback program

On October 27, 2025, the company’s Board of Directors approved an up to EUR 30 million ADS buyback program over Nasdaq, subject to and with effect from not earlier than (i) the publication in the Annexes to the Belgian State Gazette of the approval by the company’s general shareholders’ meeting to be held on November 14, 2025 of the authorization to the Board of Directors to buy back shares and (ii) the completion of the listing of the company’s shares on Euronext Brussels. Repurchases are expected to be initiated by no later than January 2026 and executed within 12 months following initiation. However, the initiation, timing and amount of repurchases pursuant to the program will depend on a variety of factors including market conditions. Based on the closing price of the Company’s ADSs on Nasdaq on October 28, 2025, this amount represented approximately 6.1 million ADSs. Such number of ADSs will fluctuate depending on share price movements. The company is under no obligation to acquire any amount of ADSs. The ADS buyback program would be implemented in accordance with market practice and in compliance with the applicable law and regulations. To this end, the company expects an independent financial intermediary would be appointed to repurchase on the basis of a discretionary mandate. During the ADS buyback program, the company would regularly publish press releases with updates on the progress made (if any) as required by law. This information would also be available on the investor relations pages of Materialise’s website under the News section (https://investors.materialise.com/news). The company’s current intention is to hold any ADSs acquired (or underlying shares) in treasury and may in the future use these as a consideration for mergers and acquisitions, aligning with Materialise’s vision for scaling its operations in key sectors such as healthcare, aerospace, and defense, and/or otherwise dispose of those ADSs or shares, including for potential share delivery commitments under future equity incentive plans. The program would be executed under the powers proposed to be granted at the extraordinary general meeting of shareholders to be held on November 14, 2025.

About Materialise

Materialise incorporates more than three decades of 3D printing experience into a range of software solutions and 3D printing services that empower sustainable 3D printing applications. Our open, secure, and flexible end-to-end solutions enable industrial manufacturing and mass personalization in various industries — including healthcare, automotive, aerospace, eyewear, art and design, wearables, and consumer goods. Headquartered in Belgium and with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the world's largest and most complete 3D printing facilities

Important information

This information does not constitute an offer or invitation to proceed to an acquisition of or subscription for Materialise’s securities, nor an offer or invitation to proceed to an acquisition of or subscription for Materialise’s securities in any jurisdiction (including Belgium, member states of the European Economic Area (the EEA) (each a Member State), the United States of America, Switzerland, Canada, Australia, Japan, South Africa or the United Kingdom) where such offer or invitation is not allowed without registration or qualification under the applicable legislation of the relevant jurisdiction, or where such offer or invitation does not meet the required conditions under the applicable legislation of the relevant jurisdiction.

This announcement is not an advertisement and not a prospectus within the meaning of the Prospectus Regulation and has not been approved by Belgian Financial Services and Markets Authority (FSMA) or any other European Supervisory Authority. The expression Prospectus Regulation means Regulation (EU) 2017/1129 (as amended or superseded) and any implementing measure in each relevant Member State of the EEA.

No public offering will be made and no one has taken any action that would, or is intended to, permit a public offering in any country or jurisdiction, where any such action is required, including in the EEA. This announcement has been prepared on the basis that no offer of Materialise’s shares in any Member State is or will be made under the Prospectus Regulation.

The distribution of this press release into certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdiction.

A request for the admission to listing and trading of the shares (including the shares underlying the ADSs) on the regulated market of Euronext Brussels is intended to be made. A prospectus for the listing of the shares on Euronext Brussels is intended to be filed with the FSMA for approval. Subject to the approval of the prospectus by the FSMA, which approval should not be understood as an endorsement by the FSMA of the securities offered by Materialise, and subject to market conditions, the prospectus is expected to be made available at Materialise's registered office and on the website of Materialise (www.materialise.com).

This press release is not for publication or distribution, directly or indirectly, in or into any state or jurisdiction into which doing so would be unlawful or where a prior registration or approval is required for such purpose.

This press release is not an offer of securities for sale in the United States. No offer of any securities has been or will be made in the United States or to US persons in connection with the listing. Securities may not be offered and sold in the United States absent registration under the US Securities Act of 1933, as amended, or an exemption from registration.

This information and any materials distributed in connection with this information are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident of or located in the United States of America, Switzerland, Canada, Australia, Japan, South Africa or any other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction. Any failure to comply with these restrictions may constitute a violation of the laws or regulations of the United States of America, Switzerland, Canada, Australia, Japan, South Africa or any other jurisdiction. The distribution of this information in other jurisdictions than Belgium, may be restricted by laws or regulations applicable in such jurisdictions. All persons in possession of this information must inform themselves about, and comply with, any such restrictions.

An investment in shares entails significant risks. Relevant investors are encouraged to read the prospectus that Materialise expects to publish after approval by the FSMA. This document is not a prospectus and investors should not purchase any shares referred to herein except on the basis of the information contained in the prospectus. Potential investors must read the prospectus before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the securities. The value of Materialise's shares can decrease as well as increase. Potential investors should consult a professional advisor as to the suitability of the intended offering for the person concerned.

The date of completion of listing on the regulated market of Euronext Brussels may be influenced by factors such as market conditions. There is no guarantee that such listing will occur and a potential investor should not base its financial decisions on Materialise's intentions in relation to such listing at this stage.

Acquiring investments to which this announcement relates may expose an investor to a significant risk of losing the entire amount invested. Persons considering such investments should consult an authorized person specializing in advising on such investments.

Disclaimers

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws. Any statements contained herein that do not describe historical facts, including, but not limited to, statements regarding the timing and expected benefits of the listing of the shares on the Euronext Brussels, activity under the company’s ADS buyback program, and the expected sales and repurchases by the founders, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include, among others, the risks identified in the prospectus for the listing of the shares on Euronext Brussels and the company’s filings with the US Securities and Exchange Commission. Any of these risks and uncertainties could materially and adversely affect the company’s results of operations, which would, in turn, have a significant and adverse impact on the price of the company’s securities. The company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The company undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made or to reflect the occurrence of unanticipated events.

Media Contact

Kristof Sehmke

Kristof.sehmke@materialise.be

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